

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2020

Mark W. Miles
Chief Financial Officer
Berry Global Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

> **Re: Berry Global Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 28, 2019**
> **Filed November 22, 2019**
> **File No. 001-35672**

Dear Mr. Miles:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing